

Mail Stop 3561

April 23, 2010

Mr. David Powell
Chief Financial Officer
International Monetary Systems, Ltd.
16901 West Glendale Dr.
New Berlin, WI 53151

> **Re:** **International Monetary Systems, Ltd.**
> **Item 4.01 Form 8-K**
> **Filed April 22, 2010**
> **File No. 0-30853**

Dear Mr. Powell:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed April 22, 2010

1. Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and disclose that the decision to engage the new firm was approved by your audit or similar committee, or board of directors if there is no such committee, in a current report on Form 8-K. Refer to paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

Please respond to our comment within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief